Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): Share option scheme for senior executives and allocation of options 2015.

At the Company's annual general meeting on 8 June 2015 (AGM) the Board of Directors was authorised to grant options under the Share Option Scheme for Senior Executives (scheme). On 16 June 2015 the Board of Directors granted 1,450,000 options with a strike price corresponding to 107.5% of the volume weighted average share price on the Oslo Stock Exchange (OSE) at the date of the AGM, being NOK 100.4191, to a total of 16 individuals.

The options have a term of 4 years but will become exercisable immediately if a mandatory bid is made for all of the shares in Marine Harvest, if a voluntary offer is followed up with a forced transfer of shares in accordance with the Norwegian Securities Trading Act or if Marine Harvest is the non-surviving entity in a merger with another company.

The number of shares and the strike price will be adjusted for dividends and changes in the equity capital during the term of the option according to the Oslo Stock Exchange's derivative rules and provisions in the option agreements. Total profit through the exercise of the option in a year is kept at two years' salary for the option holder. If the profit exceeds this limit, the number of shares to be issued will be reduced accordingly.

The following primary insiders in the company have been allocated options according to the above and have, following this and adjustments for dividends paid, the following number of shares and options in the company:

	Total number of	Options granted	Total options
	shares owned	in 2015	allotted
Alf-Helge Aarskog (CEO)	138 434	500 000	2 202 857
Ivan Vindheim (CFO)	524	100 000	440 571
Marit Solberg (COO Farming)	47 677	100 000	440 571
Ola Brattvoll (COO Sales & Marketing)	9 095	100 000	440 571
Ben Hadfield (COO Fish Feed)	6 734	100 000	255 781

This information is subject to the disclosure requirements pursuant to section 4-2 and 5-12 of the Norwegian Securities Trading Act.